SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

PURE NICKEL INC.

(formerly “Nevada Star Resource Corp.”)

(Exact name of registrant as specified in its charter)

Commission File Number: 000-25489

95 Wellington Street West

Suite 900

Toronto, Ontario M5J 2N7

CANADA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ☐

DOCUMENTS FURNISHED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pure Nickel Inc.

By:	/s/ David McPherson
David McPherson President and Chief Executive Officer

Date: February 28, 2008

EXHIBIT INDEX

Exhibit Number	Description

99.1	Fiscal Year ended November 30, 2007 Audited Consolidated Financial Statements

99.2	Management Discussion and Analysis to be read in conjunction with the audited consolidated financial statements

Exhibit 99.1

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2007 AND 2006

(Expressed in Canadian Dollars)

AUDITORS’ REPORT

To the Shareholders of

Pure Nickel Inc.

We have audited the consolidated balance sheets of Pure Nickel Inc. (the “Company”) as at November 30, 2007 and 2006 and the consolidated statements of operations and deficit, cash flows and comprehensive loss for the periods then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2007 and 2006 and the results of its operations and its cash flows for the periods then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Canada	LICENSED PUBLIC ACCOUNTANTS
February 25, 2008

The Madison Centre, 4950 Yonge Street, Suite 400, Toronto, Ontario Canada M2N 6K1
Telephone 416 250 1212 Fax 416 250 1225 email general@sfgroup.ca www.sfgroup.ca

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

	November 30, 2007	(Note 2) November 30, 2006
ASSETS
Current assets:
Cash and cash equivalents	$12,960,396	$514,560
Short-term investments	—	1,000,000
Receivables	377,652	114,810
Prepaid expenses and deposits	321,433	125,000

	13,659,481	1,754,370
Property and equipment (Note 6)	27,258	—
Mineral properties (Note 7)	35,502,123	1,190,652

	$49,188,862	$2,945,022

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$345,517	$—
Accrued liabilities	131,559	79,000
Note payable	—	100,000

	477,076	179,000

Share capital (Note 8)	45,213,503	2,901,845
Contributed surplus (Note 9)	11,362,381	2,700
Deficit	(7,864,098)	(138,523)

	48,711,786	2,766,022

	$49,188,862	$2,945,022

Nature of operations (Note 1)

Commitments (Note 7)

Subsequent events (Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the board of directors:

“Dave McPherson”	“Harry Blum”
Dave McPherson, Director	Harry Blum, Director

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

	Year Ended November 30, 2007	(Note 2) Period from May 18, 2006 to November 30, 2006
Revenues	$—	$—

Expenses:
Amortization	13,875	—
Consulting (Note 10)	987,444	—
Office and miscellaneous	148,389	5,153
Professional fees	698,973	31,536
Promotion, advertising and investor relations	215,188	6,529
Rent	42,000	—
Transfer agent and filing fees	159,626	—
Travel and entertainment	287,554	3,523
Wages and benefits (Note 10)	2,393,749	56,700

	4,946,798	103,441

Loss before other income (expenses)	(4,946,798)	(103,441)

Other income (expenses):
Impairment in mineral properties (Note 7(e))	(2,659,219)	—
Interest income	378,816	—
Interest expense	(7,830)	(35,082)
Foreign exchange	(331,560)	—
Transaction fees for reverse takeover transaction	(158,984)	—

	(2,778,777)	(35,082)

Net loss for the period	(7,725,575)	(138,523)
Deficit, beginning of period	(138,523)	—

Deficit, end of period	$(7,864,098)	$(138,523)

Loss per share:
Basic and diluted (Note 12)	$(0.18)	$(0.02)

The accompanying notes are an integral part of these consolidated financial statements.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

	Year Ended November 30, 2007	(Note 2) Period from May 18, 2006 to November 30, 2006
Operating activities:
Net loss for the period	$(7,725,575)	$(138,523)
Items not affecting cash:
Amortization	13,875	—
Common shares issued for services (Note 8(b))	74,000	—
Impairment in mineral properties (Note 7(e))	2,659,219	—
Stock-based compensation – wages and benefits (Note 10)	2,071,766	2,700
Stock-based compensation – consulting (Note 10)	239,722	—

	(2,666,993)	(135,823)
Changes in non-cash working capital items:
Receivables	(209,262)	(114,810)
Prepaid expenses and deposits	(125,287)	(125,000)
Accounts payable and accrued liabilities	273,407	79,000
Income taxes payable	(57,937)	—

Total cash flows used in operating activities	(2,786,072)	(296,633)

Investing activities:
Acquisition of property and equipment	(17,296)	—
Capitalized mineral property expenditures	(23,955,313)	(1,190,652)
Short-term investments	1,000,000	(1,000,000)

Total cash flows used in investing activities	(22,972,609)	(2,190,652)

Financing activities:
Proceeds from issuance of common shares, net of cash share issuance costs	28,412,276	2,901,845
Proceeds from issuance of warrants	6,221,887	—
Cash and cash equivalents acquired in reverse takeover transaction (Note 2)	3,664,761	—
Proceeds from issuance of note payable	—	600,000
Repayments of note payable	(100,000)	(500,000)
Advances from related party	—	40,000
Repayments of advances from related party	—	(40,000)

Total cash flows provided by financing activities	38,200,924	3,001,845

Effects of changes in foreign exchange rates on cash and cash equivalents	3,593	—

Increase in cash and cash equivalents during the period	12,445,836	514,560
Cash and cash equivalents, beginning of period	514,560	—

Cash and cash equivalents, end of period	$12,960,396	$514,560

Cash and cash equivalents consists of:
Demand deposits	$12,960,396	$514,560

Supplementary cash flow information (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

	Year Ended November 30, 2007	(Note 2) Period from May 18, 2006 to November 30, 2006
Net loss for the period, being comprehensive loss for the period	$(7,725,575)	$(138,523)

The accompanying notes are an integral part of these consolidated financial statements.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2007 AND 2006

(Expressed in Canadian Dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Pure Nickel Inc., formerly Nevada Star Resources Corp., (the “Company”) was incorporated under the laws of British Columbia, Canada and continued in the Yukon Territory of Canada in 1998. On March 30, 2007, the Company acquired Pure Nickel Inc. in a reverse takeover transaction (see Note 2). The Company’s principal business activities include the acquisition and exploration of mineral properties located in Canada and the United States. The Company is in the exploration stage and has not yet determined whether any of these properties contain ore reserves that are economically recoverable.

While the Company currently has sufficient cash on hand to conduct its exploration programs for the next year, the long term continuance of the Company’s operations is dependent on obtaining sufficient additional financing in order to realize the recoverability of the Company’s investments in mineral properties, which is dependent upon the existence of economically recoverable reserves and market prices for the underlying minerals, or by entering into joint venture arrangements by which third parties undertake the necessary expenditures.

2.	REVERSE TAKEOVER TRANSACTION

On March 30, 2007, Nevada Star Resources Corp. (“Nevada Star”) acquired the issued and outstanding common shares of old Pure Nickel Inc. (“old Pure Nickel”) by issuing 17,901,703 (89,508,515 pre-split adjusted) common shares of Nevada Star valued at $13,426,276 to the shareholders of old Pure Nickel in a reverse takeover transaction. Upon the completion of the transaction, old Pure Nickel was amalgamated with a subsidiary of Nevada Star and Nevada Star changed its name to Pure Nickel Inc. (“Pure Nickel”). The transaction has been accounted for using guidance relevant to reverse takeover transactions including EIC-10, “Reverse Takeover Accounting”, CICA 1581, “Business Combinations” and EIC-124, “Definition of a Business”. Under this guidance, for accounting purposes, the legal parent company (Nevada Star) in the reverse takeover transaction is deemed to be a continuation of the legal subsidiary (old Pure Nickel), which is regarded as being the acquirer. Accordingly, the consolidated financial statements reflect the significant accounting policies of old Pure Nickel (except for mineral properties – see below) and are expressed in Canadian dollars, the reporting currency of old Pure Nickel. Comparative figures are of old Pure Nickel for the period from incorporation, May 18, 2006 to November 30, 2006. Values were assigned to the net assets of Nevada Star and its legal subsidiaries on the acquisition date as follows:

Amount
Cash and cash equivalents	$3,664,761
Receivables	58,935
Prepaid expenses and deposits	74,417
Property and equipment	26,356
Mineral properties	9,791,966
Accounts payable and accrued liabilities	(126,244)
Income taxes payable	(63,915)

Fair value of consideration	$13,426,276

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2007 AND 2006

(Expressed in Canadian Dollars)

3.	CHANGE IN ACCOUNTING POLICY

Upon completion of the reverse takeover transaction disclosed in Note 2, Pure Nickel retroactively adopted Canadian generally accepted accounting principles (“Canadian GAAP”) and as a result was required to restate its prior period figures that were reported in accordance with United States generally accepted accounting principles (“US GAAP”). Management of the Company believes the voluntary change in generally accepted accounting principles will result in more reliable and relevant information due to the nature of the Company’s industry.

A significant difference between Canadian and US GAAP impacting the Company’s consolidated financial statements relates to the accounting treatment of mineral property exploration expenditures. Under US GAAP, exploration expenditures are expensed prior to the determination that proven or probable mineral reserves exist, at which time these expenditures are considered to have the characteristics of property, plant and equipment and, accordingly, are capitalized. Under Canadian GAAP, an enterprise may capitalize mineral property expenditures, including acquisition, exploration and development costs, if the enterprise considers such costs to have the characteristics of property, plant and equipment. Mineral property expenditures that are not considered to have the characteristics of property, plant and equipment are expensed as incurred. An enterprise applies the method of accounting for mineral property expenditures that it considers to be appropriate to its operations and applies the method consistently to all its properties. The change in accounting policy had the following effects on the Company’s consolidated financial statements as at November 30, 2006 and for the period from May 18, 2006 to November 30, 2006:

	Amount Previously Recorded	Effect of Change	Restated Amount
Balance sheet:
Mineral properties	$—	$1,190,652	$1,190,652
Deficit	(1,329,175)	1,190,652	(138,523)
Statements of operations and deficit and comprehensive loss:
Exploration expenses	1,190,652	(1,190,652)	—
Loss for the period	(1,329,175)	1,190,652	(138,523)
Loss per share – basic and diluted	(0.19)	0.17	(0.02)
Comprehensive loss for the period	(1,329,175)	1,190,652	(138,523)
Statement of cash flows:
Loss for the period	(1,329,175)	1,190,652	(138,523)
Capitalized mineral property expenditures	—	(1,190,652)	(1,190,652)

4.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. They are expressed in Canadian dollars and include the accounts of old Pure Nickel from the date of its incorporation on May 18, 2006 and the accounts of Nevada Star and its wholly-owned subsidiaries, Pure Nickel Holdings Corp. and Nevada Star Resource Corp. (U.S.), from March 30, 2007, the date of the reverse takeover transaction. All significant inter-company balances and transactions have been eliminated upon consolidation.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2007 AND 2006

(Expressed in Canadian Dollars)

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to the recoverability or valuation of receivables and mineral properties, the utilization of future income tax assets and the valuation of asset retirement obligations and stock-based compensation. Actual results could differ from these estimates.

(c)	Cash and Cash Equivalents

Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less which are readily convertible to known amounts of cash and are subject to insignificant changes in value.

(d)	Short-Term Investments

Short-term investments include term deposits with maturities from the date of acquisition greater than three months and less than twelve months.

(e)	Property and Equipment

Property and equipment are stated at cost less accumulated amortization. Amortization is provided for based on the estimated useful lives of the assets using the declining balance basis at the following annual rates:

Mining Equipment	30%
Office Equipment	20%
Computer Hardware	30%
Computer Software	100%

(f)	Mineral Properties

All mineral property acquisition and exploration costs are capitalised,in accordance with the guidance provided by CICA 3061, “Property, Plant and Equipment” and EIC-126, “Accounting by Mining Enterprises for Exploration Costs”. Development costs are capitalized, once a property is determined financially viable. Payments received for options granted to third parties to purchase the Company’s mineral properties are credited against the capitalized costs of the related mineral property when received. Capitalized mineral property costs will be amortized upon the commencement of commercial production using the unit of production basis.

(g)	Impairment of Long-lived Assets

The recoverability of long-lived assets, which includes property and equipment and mineral properties, is assessed when an event occurs indicating impairment. Recoverability is based on factors such as future asset utilization and the future undiscounted cash flows expected to result from the use or sale of the related assets. An impairment loss is recognized in the period when it is determined that the carrying amount of the asset will not be recoverable and exceeds its fair value. At that time the carrying amount is written down to fair value.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2007 AND 2006

(Expressed in Canadian Dollars)

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)	Foreign Currency Translation

Revenue and expenses in foreign currencies are translated into the currency of measurement at the exchange rates in effect on the transaction date. Monetary balance sheet items expressed in foreign currencies are translated into Canadian dollars at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in income.

The Company’s integrated foreign subsidiaries are financially or operationally dependent on the Company. The Company uses the temporal method to translate the accounts of its integrated operations into Canadian dollars. Monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at weighted average rates for the period, except for amortization, which is translated on the same basis as the related asset. The resulting exchange gains or losses are recognized in income.

(i)	Loss per Share

Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. Diluted loss per share is calculated by adjusting the weighted average number of common shares outstanding using the treasury stock method, to reflect the potential dilution of securities that could result from the exercise of “in the money” stock options, warrants, agent share warrants and agent unit warrants.

(j)	Stock-Based Compensation

The Company has a plan for granting stock options to management, directors, employees and consultants. The Company recognizes compensation expense for this plan under the fair value based method in accordance with CICA Handbook section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. Under this method, the fair value of each option grant is estimated on the date of the grant and amortized over the vesting period, with the resulting amortization credited to contributed surplus. The Company estimates the fair value of each grant using the Black-Scholes option-pricing model. Consideration paid upon the exercise of stock options is recorded as share capital.

(k)	Asset Retirement Obligations

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the reclamation of mineral properties, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of-production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation. As at November 30, 2007, the Company has not incurred any asset retirement obligations related to the exploration of its mineral properties.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2007 AND 2006

(Expressed in Canadian Dollars)

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)	Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on temporary differences between the accounting and tax bases of existing assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

5.	ADOPTION OF NEW ACCOUNTING STANDARDS AND DEVELOPMENTS

(a)	Accounting Changes

Effective December 1, 2006, the Company adopted the revised CICA 1506, “Accounting Changes”, which requires that: (i) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (ii) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (iii) for changes in estimates, the nature and amount of the change should be disclosed. The Company made a voluntary change in accounting principles as described in Note 3.

(b)	Financial Instruments

Effective December 1, 2006, the Company adopted the three new accounting standards and related amendments to other standards on financial instruments issued by the CICA. Prior periods have not been restated.

(i)	CICA 3855, “Financial Instruments – Recognition and Measurement” and CICA 3861, “Financial Instruments – Disclosure and Presentation”

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized, measured, presented and disclosed in the financial statements and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented. Effective December 1, 2006, the Company’s cash equivalents have been classified as available-for-sale and are recorded at fair value on the balance sheet. Fair values are determined directly by reference to published price quotations in an active market. Changes in the fair value of these instruments are reflected in other comprehensive income and included in shareholders’ equity on the balance sheet. All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. The criteria for assessing an other than temporary impairment remain unchanged. Transaction costs incurred to acquire financial instruments are included in the underlying balance. Regular-way purchases and sales of financial assets are accounted for on the trade date.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2007 AND 2006

(Expressed in Canadian Dollars)

5.	ADOPTION OF NEW ACCOUNTING STANDARDS AND DEVELOPMENTS (continued)

(b)	Financial Instruments

(ii)	CICA 3865, “Hedges”

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the previous AcG–13, “Hedging Relationships”, and CICA 1650, “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. The Company had no hedging relationships as at December 1, 2006. There was no impact on the Company’s financial statements upon adoption of this standard.

(iii)	CICA 1530, “Comprehensive Income”

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes holding gains and losses on available for sale investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized. This statement has been included in the consolidated financial statements for the fiscal year ended November 30, 2007.

(iv)	CICA 3862, “Financial Instruments – Disclosures”

This standard relates to the disclosures of financial instruments. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007. Early adoption is permitted. CICA 3863, “Financial Instruments – Presentation” must be adopted at the same time, replacing CICA 3861, “Financial Instruments – Disclosure and Presentation”. The Company will adopt the standard commencing for its interim and annual financial statements for the fiscal year ending November 30, 2008.

(v)	CICA 3863, “Financial Instruments – Presentation”

This standard relates to the presentation of financial instruments. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007. Early adoption is permitted. CICA 3862, “Financial Instruments – Presentation” must be adopted at the same time, replacing CICA 3861, “Financial Instruments – Disclosure and Presentation”. The Company will adopt the standard commencing for its interim and annual financial statements for the fiscal year ending November 30, 2008.

(c)	CICA 1535, “Capital Disclosures”

This standard relates to the disclosure of capital management strategies. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007. Early adoption is permitted. The Company will adopt the standard commencing for its interim and annual financial statements for the fiscal year ending November 30, 2008.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2007 AND 2006

(Expressed in Canadian Dollars)

6.	PROPERTY AND EQUIPMENT

November 30, 2007	Cost	Accumulated Amortization	Net Book Value
Mining equipment	$7,011	$1,402	$5,609
Office equipment	7,363	982	6,381
Computer hardware	8,314	1,678	6,636
Computer software	18,507	9,875	8,632

	$41,195	$13,937	$27,258

7.	MINERAL PROPERTIES AND COMMITMENTS

Year Ended November 30, 2007	Balance, Beginning of Year	Expenditures Capitalized and Balances Acquired During the Year	Impairment Charge	Balance, End of Year
Milford Copper (a)	$—	$4,128,838	$—	$4,128,838
MAN Project (b)	—	8,835,811	—	8,835,811
Salt Chuck (c)	—	164,976	—	164,976
Fond du Lac (d)	1,111,345	3,236,312	—	4,347,657
Fox River (e)	79,307	2,579,912	(2,659,219)	—
William Lake (f)	—	17,421,930	—	17,421,930
Thompson (William Lake Extension) (g)	—	602,911	—	602,911

	$1,190,652	$36,970,690	$(2,659,219)	$35,502,123

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2007 AND 2006

(Expressed in Canadian Dollars)

7.	MINERAL PROPERTIES AND COMMITMENTS (continued)

Period from May 18, 2006 to November 30, 2006 (Note 2)	Balance, Beginning of Period	Expenditures Capitalized During the Period	Impairment Charge	Balance, End of Period
Milford Copper (a)	$—	$—	$—	$—
MAN Project (b)	—	—	—	—
Salt Chuck (c)	—	—	—	—
Fond du Lac (d)	—	1,111,345	—	1,111,345
Fox River (e)	—	79,307	—	79,307
William Lake (f)	—	—	—	—
Thompson (William Lake Extension) (g)	—	—	—	—

	$—	$1,190,652	$—	$1,190,652

(a)	Milford Copper (formerly known as OK Copper Mine and Beaver Lake), Utah, United States

The Millford Copper properties in Utah aggregate approximately 7,000 acres. They are 100% owned by the Company, subject to a 12% interest in the net profits from copper production of certain claims (held by a group of private investors that includes a current director of the Company) and a 2% net smelter return royalty on certain claims (held by the property vendor) which will not exceed $3 million. On November 26, 2003, Western Utah Copper Company (“WUCC”) exercised its option to acquire 100% of the mining claims located in Beaver County, Utah for royalty payments of up to $10 million. Under the option agreement, WUCC had three years to put the property into production. The option was extended with two further one-year terms. The Company would receive 1% of net proceeds from the first 10 million pounds of copper produced, 1.5% of net proceeds on all copper produced thereafter and 2% of net smelter proceeds on all other minerals produced, capped at $10 million. WUCC has provided notice to the Company that the property is being readied for production and has undertaken the construction of a concentrator, a working on-site analytical laboratory and office building and ongoing ore reserve drilling.

(b)	MAN Project, Alaska, United States

The 72,519 hectare (179,200 acre) MAN Alaska Project is comprised of the Eureka Creek and Tangle Lakes Project, the Canwell Glacier property and additional claims staked by the Company. During the year ended November 30, 2007, the Company completed a B-Field VTEM airborne electromagnetic survey, an extensive soil geochemical survey, and a 3,400 metre exploration drilling program.

(c)	Salt Chuck, Alaska, United States

The Salt Chuck property consists of mining claims covering approximately 250 hectares (620 acres) near the historic Salt Chuck mine on Prince of Wales Island, Alaska.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2007 AND 2006

(Expressed in Canadian Dollars)

7.	MINERAL PROPERTIES AND COMMITMENTS (continued)

(d)	Fond du Lac Project (formerly known as Axis Lake Project), Saskatchewan, Canada

Fond du Lac is located in northern Saskatchewan and comprises eight contiguous claims covering 38,445 hectares (95,000 acres). Named for the Fond Du Lac lake and river that lies across the extent of its southern border, the Fond Du Lac Property is located on the northern edge of the Athabaska Basin. On July 27, 2007, the Company completed an agreement with Red Dragon Resource Corp. (“Red Dragon”), superseding its previous earn-in agreement with Red Dragon, to acquire 100% ownership of the project by paying $100,000 and issuing 1,000,000 common shares to Red Dragon. The common shares have been valued at $1,260,000, the market value on the measurement date. In accordance with CICA Handbook section 3870, the measurement date of the transaction was determined to be June 13, 2007, being the date the titles of the underlying mineral rights were transferred from Red Dragon to the Company. Comprehensive surveying undertaken to date includes airborne geophysics, UTEM electromagnetic ground survey and geochemical soil survey.

(e)	Fox River Project, Manitoba, Canada

During the year, the Company determined it would not proceed with a two year exploration program on the Fox River property. Accordingly, the amounts previously expended on this property were written off resulting in an impairment charge of $2,659,219 that has been recorded in the consolidated statements of operations and deficit.

(f)	William Lake, Manitoba, Canada

The William Lake property is located in central Manitoba, 50 km. from Grand Rapids. On May 15, 2007, the Company completed an agreement with Xstrata Nickel (“Xstrata”), a division of Falconbridge Limited, to pay $15,250,000 and issue 4,000,000 common share purchase warrants to acquire the property. Each warrant entitles Xstrata to acquire one common share of the Company at a price of $2.00 per share for a term expiring on May 11, 2010. The warrants were valued at $1,963,411 using the Black-Scholes option-pricing model. Under the agreement, the Company granted Xstrata a 2% net smelter return royalty and the right to repurchase a 50% working interest in the property. The Company is committed to a minimum of 2,500 metres of drilling to be completed by January 31, 2008. As at November 30, 2007, the Company has completed 1,089 metres of drilling.

(g)	Thompson Project (William Lake Extension), Manitoba, Canada

The Thompson Project comprises 160,000 hectares of properties adjacent to the William Lake properties. On September 18, 2007 the Company entered into an agreement with Exploration Syndicate, Inc. (“Exploration Syndicate”) to earn up to a 100% interest in this project. The Company agreed to issue Exploration Syndicate 500,000 non-transferable common share purchase warrants, exercisable when the Company earns a 50% interest in the Mineral Rights, into one common share of the Company for $2.00 per share, expiring five years from the date of the agreement. To earn a 50% interest in the Mineral Rights, the Company must incur $3,000,000 of expenditures during the first two years, of which $2,000,000 must be incurred in the first year. As at November 30, 2007, the Company has not made any significant expenditures towards earning the 50% interest.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2007 AND 2006

(Expressed in Canadian Dollars)

7.	MINERAL PROPERTIES AND COMMITMENTS (continued)

h)	On November 6, 2007, the Company entered into an Option Agreement with Manicouagan Minerals Inc. (“Manicouagan”). Pursuant to the agreement, the Company granted Manicouagan an option to earn up to a 70% interest in 39 mining claims comprising the Forgues and Haut Plateau East project in Quebec.

Under the agreement, Manicouagan paid $30,000 to Pure Nickel to secure the Option Agreement and as long as the Option Agreement remains in effect, $25,000 on the first and second anniversary. Manicouagan granted Pure Nickel 250,000 common share purchase warrants at $0.40 per share. The warrants have a term of two years. Manicouagan will earn 50% interest in the Forgues and Haut Plateau properties by spending a minimum of $750,000 on the property on or before the second anniversary date. Manicouagan can earn an additional 20% if, within 60 days of the second anniversary of the agreement, Manicouagan elects to carry the Company during the next 12 months by expending an additional $1,500,000 in the same manner as during the earn in period.

This is a related party transaction as a member of the Company’s Board of Directors is the founder and a significant shareholder of Manicouagan, as described in Note 14.

8.	SHARE CAPITAL

(a)	Authorized Share Capital: Unlimited common shares without par value

(b)	Issued and Outstanding Share Capital

	Number of Shares	Amount
Balance, May 18, 2006	—	$—
Issued for cash in private placements, net of share issue costs (Notes 8(b)(i) to (iv))	24,100,001	2,901,845

Balance, November 30, 2006 (Note 2)	24,100,001	2,901,845
Issued for cash upon exercise of stock options	100,000	20,000
Issued for services to an officer of the Company	370,000	74,000
Transferred from contributed surplus upon exercise of stock options	—	2,700
Reverse takeover transaction (Note 2):
Common shares of Pure Nickel eliminated	(24,570,001)	—
Common shares of Nevada Star recognized	84,319,285	—
Common shares of Nevada Star issued to shareholders of Pure Nickel	89,508,515	13,426,276

	173,827,800	16,456,861
Reverse stock split 1:5	(139,062,240)	—
Issued in two private placements for cash, net of share issue costs (Notes 8(b)(v) and (vi))	31,999,999	27,528,682
Issued for acquisition of mineral property (Note 8(b)(vii))	1,000,000	1,260,000

Balance, November 30, 2007	67,765,559	$45,213,503

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2007 AND 2006

(Expressed in Canadian Dollars)

8.	SHARE CAPITAL (continued)

(b)	Issued and Outstanding Share Capital (continued)

(i)	On May 18, 2006, the Company issued 1 common share of the Company at a price of $1 to a director for cash.

(ii)	On August 25, 2006, the Company issued 9,100,000 common shares of the Company at a price of $0.01 per share for gross proceeds of $91,000 to the Company’s founders.

(iii)	On September 20, 2006, the Company issued 9,300,000 common shares of the Company at a price of $0.20 per share for gross proceeds of $1,860,000 under a private placement. In connection with the private placement, the Company incurred cash share issuance costs of $101,341.

(iv)	On October 10, 2006, the Company issued 5,700,000 common shares of the Company at a price of $0.20 per share for gross proceeds of $1,140,000 under a private placement. In connection with the private placement, the Company incurred cash share issuance costs of $87,815.

(v)	As at March 15, 2007, the Company had raised $9,000,000 of subscription receipts under a brokered private placement for 10,000,000 common shares (the “Subscription Receipts”) at a price of $0.90 per common share. Upon completion of the reverse takeover transaction with Pure Nickel on March 30, 2007, the Subscription Receipts were automatically converted into units comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant is exercisable into a common share at a price of $1.20 for a term of 18 months. Values of $7,393,158 and $1,606,842 were allocated to the common shares and warrants, respectively, based on their relative fair values at the closing date of the private placement. In connection with the private placement, the Company paid as agent commissions of $630,000 cash, representing 7% of the gross proceeds from the offering, and 500,000 agent share warrants, representing 5% of the gross number of common shares issued in the private placement. Each agent share warrant is exercisable into one common share at a price of $0.90 each for a period of 18 months. The fair value of the agent share warrants was computed to be $297,062 using the Black-Scholes option-pricing model and was recorded as a share issuance cost. The Company also incurred other share issuance costs of $133,677.

(vi)	On July 10, 2007, the Company issued 21,999,999 units at a price of $1.25 per unit for gross proceeds of $27,499,999 under a brokered private placement. Each unit consisted of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire an additional common share of the Company for $1.75 for a term of 18 months. Values of $22,884,954 and $4,615,045 were allocated to the common shares and warrants, respectively, based on their relative fair values at the closing date of the private placement. In connection with the private placement, the Company paid cash commissions of $920,871 and issued 629,370 agent unit warrants. Each agent unit warrant entitles the agent to purchase one unit, with the characteristics described above, for $1.25 expiring on January 9, 2009. The fair value of the agent unit warrants was computed to be $568,533 using the Black-Scholes option-pricing model and was recorded as a share issuance cost. The Company also incurred other share issuance costs of $199,287.

(vii)	On July 27, 2007, the Company issued 1,000,000 common shares to acquire the Fond du Lac Project. The shares were valued at $1,260,000. Refer to Note 7(d).

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2007 AND 2006

(Expressed in Canadian Dollars)

8.	SHARE CAPITAL (continued)

(c)	Stock Options

On March 30, 2007, the Company assumed a stock option plan (the “Plan”) from Nevada Star in a reverse takeover transaction (see Note 2). The Plan allowed for the grant of stock options to purchase a maximum of 7,000,000 common shares by directors, officers, employees and consultants of the Company. On April 13, 2007, the Company completed a reverse stock split causing shares available for issuance under the Plan to decrease to 1,400,000. The board of directors approved an amendment to the Plan to increase the number of shares reserved for issuance from 1,400,000 to 4,300,000. The amendment was approved by the Company’s shareholders on May 30, 2007. The exercise price for each option granted under the Plan is determined by the board of directors and cannot be less than the discounted market price, as prescribed by the TSX Venture Exchange policy. The term of an option may not exceed ten years from the date of the grant of the option. The vesting period of options is set by the board of directors.

Stock option activity since May 18, 2006 is presented below:

	Number of Shares	Weighted Average Exercise Price $
Outstanding, May 18, 2006	—	—
Granted	100,000	0.20

Outstanding, November 30, 2006 (Note 2)	100,000	0.20
Granted	3,650,000	0.99
Exercised	(100,000)	0.20

Outstanding, November 30, 2007	3,650,000	0.99

The following table summarizes stock options outstanding and exercisable at November 30, 2007:

	Options Outstanding			Options Exercisable
Exercise Prices $	Number of Shares	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price $	Number of Shares	Weighted Average Exercise Price $
0.79	600,000	2.8	0.79	300,000	0.79
0.90	2,225,000	2.3	0.90	2,225,000	0.90
1.07	100,000	2.9	1.07	100,000	1.07
1.30	250,000	2.5	1.30	250,000	1.30
1.45	100,000	2.5	1.45	100,000	1.45
1.50	250,000	2.5	1.50	125,000	1.50
1.55	125,000	2.5	1.55	125,000	1.55

	3,650,000	2.5	0.99	3,225,000	0.99

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2007 AND 2006

(Expressed in Canadian Dollars)

8.	SHARE CAPITAL (continued)

(c)	Stock Options (continued)

Stock options outstanding at November 30, 2007 expire between March 27, 2010 and October 31, 2010.

(d)	Warrants

Warrant activity since May 18, 2006 is presented below:

	Number of Shares	Weighted Average Exercise Price $
Outstanding, May 18, 2006 and November 30, 2006 (Note 2)	—	—
Issued	20,000,004	1.66

Outstanding, November 30, 2007	20,000,004	1.66

The weighted average fair value of each warrant issued was $1.23 computed using the Black-Scholes option-pricing model at the date of each issuance. Warrants outstanding at November 30, 2007 expire between September 30, 2008 and May 11, 2010. As at November 30, 2007, the Company has committed to issuing 500,000 warrants should it earn a 50% interest in the Exploration Syndicate, Inc. mineral properties as disclosed in Note 7(g). These have not been considered as outstanding in the above table.

(e)	Agent Share Warrants

Agent share warrant activity since May 18, 2006 is presented below:

	Number of Shares	Weighted Average Exercise Price $
Outstanding, May 18, 2006 and November 30, 2006 (Note 2)	—	—
Issued	500,000	0.90

Outstanding, November, 2007	500,000	0.90

During the year ended November 30, 2007, the Company issued 500,000 agent share warrants to purchase 500,000 common shares of the Company in connection with the private placement described in Note 8(b)(v). The weighted average fair value of each agent share warrant issued was $0.59 computed using the Black-Scholes option-pricing model at the date of issuance. Agent share warrants outstanding at November 30, 2007 expire September 30, 2008.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2007 AND 2006

(Expressed in Canadian Dollars)

8.	SHARE CAPITAL (continued)

(f)	Agent Unit Warrants

Agent unit warrant activity since May 18, 2006 is presented below:

	Number of Units	Weighted Average Exercise Price $
Outstanding, May 18, 2006 and November 30, 2006 (Note 2)	—	—
Issued	629,370	1.25

Outstanding, November 30, 2007	629,370	1.25

During the year ended November 30, 2007, the Company issued 629,370 agent unit warrants to purchase 629,370 units in connection with the private placement described in Note 8(b)(vi). The weighted average fair value of each agent unit warrant issued was $0.90 computed using the Black-Scholes option-pricing model at the date of issuance. Agent unit warrants outstanding at November 30, 2007 expire January 9, 2009.

9.	CONTRIBUTED SURPLUS

	Year Ended November 30, 2007	(Note 2) Period from May 18, 2006 to November 30, 2006
Balance, beginning of period	$2,700	$—
Stock-based compensation expense	2,311,488	2,700
Relative fair value of warrants issued in private placements	6,221,887	—
Fair value of agent share warrants issued for share issue costs	297,062	—
Fair value of agent unit warrants issued for share issue costs	568,533	—
Fair value of warrants issued for mineral properties	1,963,411	—
Amount transferred to share capital upon exercise of stock options	(2,700)

Balance, end of period	$11,362,381	$2,700

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2007 AND 2006

(Expressed in Canadian Dollars)

10.	STOCK-BASED COMPENSATION

During the year ended November 30, 2007, the Company granted 3,650,000 stock options to directors, officers, employees and consultants of the Company (period from May 18, 2006 to November 30, 2006 – 100,000). The weighted average fair value of each option granted was $0.69 (period from May 18, 2006 to November 30, 2006 - $0.03) using the Black-Scholes option-pricing model at the date of each grant using the following assumptions:

	Year Ended November 30, 2007	(Note 2) Period from May 18, 2006 to November 30, 2006
Expected option lives	3.0 years	0.2 years
Risk-free interest rate	4.1%	4.2%
Expected dividend yield	0%	0%
Expected stock price volatility	88.3%	84.2%

During the year ended November 30, 2007, the Company recognized $2,311,488 of compensation cost (period from May 18, 2006 to November 30, 2006 - $2,700) of which $2,071,766 has been recorded in wages and benefits expense (period from May 18, 2006 to November 30, 2006 - $2,700) and $239,722 has been recorded in consulting expenses in the statement of operations (period from May 18, 2006 to November 30, 2006 - $nil).

11.	INCOME TAXES

In assessing the realization of the Company’s future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future income tax assets considered realizable could change materially in the near term based on future taxable income generated during the carry-forward period.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2007 AND 2006

(Expressed in Canadian Dollars)

11.	INCOME TAXES (continued)

(a)	Future Income Tax Assets and Liabilities

The significant components of the Company’s future tax assets are as follows:

	November 30, 2007	November 30, 2006
Future income tax assets:
Non-capital tax losses carried forward	$1,355,000	$44,000
Share issue costs	524,000	—
Property and equipment	6,000	—
Cumulative eligible capital	4,000
Canadian exploration and development expenses	872,000	—

Total gross future income tax assets	2,761,000	44,000
Valuation allowance	(2,761,000)	(44,000)

Net future income tax assets	$—	$—

(b)	Non-Capital Losses

As at November 30, 2007, the Company has non-capital losses carried forward for income tax purposes available to reduce taxable income in future years of $4,170,000 expiring as follows:

$
2008	216,000
2009	446,000
2010	159,000
2014	96,000
2015	19,000
2026	242,000
2027	2,992,000

4,170,000

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2007 AND 2006

(Expressed in Canadian Dollars)

11.	INCOME TAXES (continued)

(c)	Income Tax Reconciliation

Income tax expense presented in the statements of operations differs from the amounts that would be computed by applying the combined Canadian federal and provincial income tax rate of 32.5% (period from May 18, 2006 to November 30, 2006 – 34.1%) to income before income taxes as follows:

	November 30, 2007	Period from May 18, 2006 to November 30, 2006
Income tax recovery expected at statutory rates	$2,510,812	$47,236
Change in reserves	1,042,000	—
Timing differences in mineral properties	984,000	—
Timing differences in property and equipment	7,000	—
Non-deductible items	(1,615,000)	—
Change in valuation allowance	(2,717,000)	(44,000)
Other	(211,812)	(3,236)

Income tax recovery	$—	$—

12.	LOSS PER SHARE

The weighted average number of shares outstanding used in the computation of loss per share was 43,644,922 (period from May 18, 2006 to November 30, 2006 - 6,816,500). Outstanding stock options, warrants, agent share warrants and agent unit warrants have not been considered in the computation of diluted loss per share as the result is anti-dilutive.

13.	SUPPLEMENTARY CASH FLOW INFORMATION

	Year Ended November 30, 2007	(Note 2) Period from May 18, 2006 to November 30, 2006
Non-cash investing and financing activities:
Common shares issued in reverse takeover transaction (Note 2)	$9,761,516	$—
Common shares issued for acquisition of mineral property	1,260,000	—
Warrants issued for acquisition of mineral property	1,963,411	—
Agent share warrants issued as financing commissions	297,062	—
Agent unit warrants issued as financing commissions	568,533	—
Cash paid for:
Interest	32,830	—
Income taxes	$57,937	$—

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2007 AND 2006

(Expressed in Canadian Dollars)

14.	RELATED PARTY BALANCES AND TRANSACTIONS

During the year ended November 30, 2007, the Company entered into the following transactions with related parties:

(a)	The Company paid legal firms, of which a director of the Company was a principal during the year, $348,536 (period from May 18, 2006 to November 30, 2006 - $nil) for legal services.

(b)	The Company paid directors of the Company, and companies controlled by directors of the Company, $271,170 (period from May 18, 2006 to November 30, 2006 - $29,225) for consulting services.

During the period from May 18, 2006 to November 30, 2006, the Company borrowed and repaid a loan of $110,000 from a company controlled by a director of the Company. The loan was unsecured and non-interest bearing.

As described in Note 7 (h), the Company has entered into an Option Agreement with Manicouagan Minerals Inc., of which a member of the Company’s Board of Directors is the Founder and a significant shareholder.

The above transactions were in the normal course of operations and have been recorded at their exchange amounts, which is the consideration agreed upon by the related parties.

15.	FINANCIAL INSTRUMENTS

(a)	Fair Values of Financial Instruments

The Company has various financial instruments comprising of cash and cash equivalents, receivables, deposits, accounts payable and accrued liabilities. The carrying values of these financial instruments approximate their fair value due to their short-term maturities.

(b)	Concentration of Credit Risk

The Company maintains all of its cash and cash equivalents with major financial institutions. Deposits held with these institutions may exceed the amount of insurance provided on such deposits.

(c)	Currency Risk

As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. Fluctuation in the exchange rates between these currencies and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2007 AND 2006

(Expressed in Canadian Dollars)

16.	SEGMENT DISCLOSURES

The Company’s property and equipment and mineral properties by geographic distribution are as follows:

November 30, 2007	Canada	United States	Total
Property and equipment	$27,258	$—	$27,258
Mineral properties	22,372,498	13,129,625	35,502,123

	$22,399,756	$13,129,625	$35,529,381

November 30, 2006 (Note 2)	Canada	United States	Total
Property and equipment	$—	$—	$—
Mineral properties	1,190,652	—	—

	$—	$—	$—

17.	SUBSEQUENT EVENTS

On December 6, 2007 the Company entered a 50-50 Joint Venture Agreement with Crowflight Minerals Inc. to explore for and develop nickel deposits on properties controlled by both parties proximal to the Pure Nickel’s past producing Manibridge Nickel Mine, approximately 20 kilometres south of the town of Wabowden, Manitoba. Pursuant to the terms of the agreement, each party will contribute properties and $3 million each over a three year period to fund preliminary exploration activities within the joint venture area. Pure Nickel will contribute two claims (ORE 5 and ORE 6) to the joint venture area and Crowflight Minerals Inc. contributes six claims (DOG 1-3,5,7,10) and three other claims it is acquiring from other parties. Furthermore Pure Nickel also has an option to earn a 50% interest from Crowflight in an area surrounding the joint venture area by spending $1.5 million over a three year period.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2007 AND 2006

(Expressed in Canadian Dollars)

18.	DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain respects from those generally accepted in the United States of America (“US GAAP”). As disclosed in Note 3, a significant difference between Canadian and US GAAP impacting the Company’s consolidated financial statements relates to the accounting treatment of mineral property exploration expenditures. Under Canadian GAAP, an enterprise may capitalize mineral property expenditures, including acquisition, exploration and development costs, if the enterprise considers such costs to have the characteristics of property, plant and equipment. Mineral property expenditures that are not considered to have the characteristics of property, plant and equipment are expensed as incurred. An enterprise applies the method of accounting for mineral property expenditures that it considers to be appropriate to its operations and applies the method consistently to all its properties. As disclosed in Note 4(f), the Company capitalizes acquisition and exploration costs when incurred, and capitalizes development costs once a mineral property is determined to be economically viable.

As at November 30, 2007, the Company has not yet identified economically recoverable reserves on any of its mineral properties. Mineral properties are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. During the year ended November 30, 2007, the Company determined that the value of its Fox River mineral property was not recoverable and recorded an impairment charge of $2,659,219 in the statement of operations. The Company has not identified any events and changes in circumstances that indicated the carrying values of its other mineral properties may not be recoverable.

Under US GAAP, acquisition costs are capitalized when incurred in accordance with the guidance provided in EITF 04-02, (“Whether Mineral Rights are Tangible or Intangible Assets”), exploration costs are expensed as incurred and development costs are capitalized when it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves as defined by Industry Guide 7.

The Company assesses the carrying costs for impairment in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets”. Under SFAS No. 144, mineral properties are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable, with further guidance as provided under EITF 04-03, “Mining Assets – Impairment and Business Combinations”. This guidance is consistent with Canadian GAAP and accordingly, during the year ended November 30, 2007, for US GAAP purposes, the Company determined that the value of its Fox River mineral property was not recoverable and recorded an impairment charge of $2,659,219 in the statement of operations.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2007 AND 2006

(Expressed in Canadian Dollars)

18.	DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

The differences in accounting for mineral properties under Canadian and US GAAP had the following effects on the Company’s financial statements.

(i)	Net Loss and Loss per Share

	Year Ended November 30, 2007	Period from May 18, 2006 to November 30, 2006
Net loss under Canadian GAAP	$(7,725,575)	$(138,523)
Capitalized expenditures on unproven mineral properties	(34,311,471)	(1,190,652)

Net loss under US GAAP	$(42,037,046)	$(1,329,175)

Loss per share under US GAAP – basic and diluted	$(0.96)	$(0.19)

(ii)	Mineral Properties

	November 30, 2007	November 30, 2006
Mineral properties under Canadian GAAP	$35,502,123	$1,190,652
Capitalized expenditures on unproven mineral properties	(35,502,123)	(1,190,652)

Mineral properties under US GAAP	$—	$—

(iii)	Deficit

	November 30, 2007	November 30, 2006
Deficit under Canadian GAAP	$(7,864,098)	$(138,523)
Capitalized expenditures on unproven mineral properties	(35,502,123)	(1,190,652)

Deficit under US GAAP	$(43,366,221)	$(1,329,175)

Exhibit 99.2

PURE NICKEL INC.

FORM 51 -102F1

Management Discussion and Analysis

For the year ended November 30, 2007

As of February 25, 2008

PURE NICKEL INC.

Introduction

This Management’s Discussion and Analysis is prepared as of February 25, 2008 and is supplementary to and should be read in conjunction with the audited consolidated financial statements for the year ended November 30, 2007 which can be found on the Corporation’s website at www.purenickel.com or on the SEDAR website at www.sedar.com.

Pure Nickel Inc. (“Pure Nickel” or the “Corporation”) is a mineral exploration company with multiple advanced nickel sulphide projects in Canada and the United States. The Corporation also seeks to exploit joint venture or option agreements where appropriate to enhance shareholder value.

Pure Nickel is a reporting issuer in Ontario, British Columbia and Alberta and its common shares trade on the Toronto Stock Exchange under the symbol “NIC,” and on the NASDAQ Over the Counter Bulletin Board Service under the symbol “PNCKF”.

Company History

The Corporation was incorporated under the Company Act (British Columbia) on April 29, 1987, and on June 17, 1998 was continued under the Yukon Business Corporations Act. The Corporation conducts its U.S. operations through its wholly-owned subsidiaries, Nevada Star Resource Corp. (U.S.), a Nevada corporation, and Nevada Star Resource Corp. (formerly M.A.N. Resources, Inc.), a Washington corporation, and its Canadian operations through Pure Nickel Holdings Corp., a Canadian corporation.

On March 27, 2007, the head office of the Corporation was moved to 95 Wellington Street West, Suite 900, Toronto, Ontario, M5J 2N7. On March 30, 2007, the Corporation (then known as Nevada Star Resource Corp. [“Nevada Star”]) completed the acquisition of all of the shares of (old) Pure Nickel Inc. (“old PNi”), a private company incorporated May 18, 2006. As the transaction was deemed to be a Reverse Take Over (“RTO”), old PNi, the new subsidiary of Nevada Star, was deemed to be the acquirer and its financial statements are the basis of the continuing financial statements of Nevada Star, which simultaneously changed its name to Pure Nickel Inc. As a result, the comparative financial statements shown in the accompanying financial statements are those of old PNi. To see the financial statements of Nevada Star for the year ended November 30, 2006 (or other periods), please refer to EDGAR: www.edgar.com.

At the same time as the RTO, the Corporation consolidated its common shares on a one-for-five basis, which continued to be traded on the Toronto Stock Exchange Venture Exchange (TSX-V) and in the United States on the NASDAQ Over the Counter Bulletin Board market. The Corporation has now graduated to the senior Canadian exchange and as of August 14, 2007 its shares are listed on the Toronto Stock Exchange.

During the second quarter, 2007, the Corporation completed a financing of $9,000,000 by the sale of 10,000,000 units for $0.90 each. Each unit consisted of one common share and one-half of one warrant. Each whole warrant is exercisable into one common share at $1.20 for a term of 18 months. The agent received a cash commission of 7% of the gross proceeds and advisory warrants equal to 5% of the gross number of securities sold in the offering. Each advisory warrant is exercisable into one common share at $0.90 each for a period of 18 months.

During the third quarter, 2007, the Corporation completed a financing of $27,500,000 by the sale of 22,000,000 units for $1.25 each. Each unit consisted of one common share and one half of one warrant, each whole warrant being exercisable for a period of 18 months into a common share of the Corporation for $1.75 per share.

The Corporation prepares its financial statements in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”). Unless otherwise indicated herein, all dollar amounts are stated in Canadian dollars. This represents a change in accounting from previous filings wherein the amounts were in U.S. dollars and with respect to old PNi formerly in U.S. GAAP. The change recognizes the significance of its Canadian-based operations and its principal trading forum in Canada.

Changes to Directors and Management

In conjunction with the acquisition of Pure Nickel, the Board appointed four new Directors to the Corporation, replacing six resigning Board members. The resigning Board members were: Messrs. Donald Bosnick, John Mears, Rodney Blakestad, Michael Sharon, Richard Graeme and Edward Waale. The newly appointed Board members were: Messrs. J. Jay Jaski, Steve Vaughan, Harry Blum, and David McPherson. Messrs. Monty Moore and Robert Angrisano resigned as Chair, and President and CEO, respectively, and the Board appointed Dale Hull as COO, Jay Richardson as CFO and Secretary, and J. Jay Jaski as President and CEO. Mr. Jaski was also elected Chair. In the third quarter, Mr. Monty Moore resigned as a Director and was appointed as a Special Advisor to the Board. The vacancy on the Board was filled by the appointment of Mr. Constantine Salamis.

On December 20, 2007, the Corporation announced with great sadness that Mr. J. Jay Jaski, Chairman and CEO had died. The Board of Directors appointed Mr. Robert Angrisano, a former President and CEO of the Corporation to be interim non-executive Chair and Mr. David McPherson, a director, to be interim Chief Executive Officer. The vacancy on the Board of Directors has not been filled. The Corporation’s strategies have continued unchanged, and its operations continue without interruption.

On February 5, 2008, Mr. Jay Richardson resigned as CFO in order to focus on his other business obligations, and the Board appointed Mr. Jeffrey D. Sherman as CFO.

Currently, the Directors of the Corporation are: Messrs. Robert Angrisano, David McPherson, Harry Blum, David Russell, Constantine Salamis, and Steve Vaughan.

Exploration Projects

Fond du Lac Project, Saskatchewan

At the time of the RTO, Pure Nickel could acquire up to an undivided 80% working interest in the Fond du Lac Nickel-Copper project from Red Dragon Resources Corp. The Fond du Lac project lies directly north of the Athabasca Basin in the Fond-du-Lac region of Northern Saskatchewan, Canada. The Fond du Lac Project claim area consists of permits totalling approximately 95,000 acres of prospective ground. This area is characterized by a large number of nickel-copper sulphide occurrences and confirmed by ground geochemical work, an airborne geophysical survey and diamond drilling. The 2006 drilling program intersected mineralization in all 7 drill holes completed including one intersection of a half metre length grading 1.86% nickel.

During the second quarter of 2007, Pure Nickel completed a drill program of 19 diamond drill holes totalling 3,127 metres. Drilling tested a focused area of known mineralization on the Rea Lake mineralized horizon, a strong magnetic feature 600 metres to the south, and a possible extension to the Axis Lake East Zone horizon. Pure Nickel commissioned a National Instrument 43-101 technical report on the property which was submitted to securities commissions in the second quarter. Historical exploration established an inferred mineral resource of 3.4 million tonnes at the Axis Lake horizon grading 0.66% nickel and 0.35% copper. Readers are cautioned that while this historical resource estimate is considered to be reliable and relevant and estimated under the high standards of the day, it does not comply with the modern guidelines of National Instrument 43-101.

During the second quarter, the Corporation entered into an agreement with Red Dragon for the acquisition of Red Dragon’s remaining interest in the project for the sum of $100,000 and 1,000,000 fully paid common shares of the Corporation and this transaction was completed during the third quarter. The shares were recorded at $1.26 per share, their market price on June 13, 2007 and are subject to a one year hold.

Fox River Project, Manitoba

Pure Nickel also had an agreement with Xstrata Nickel, a unit of Falconbridge Limited, to earn a 50% interest in the Manitoba Fox River Project. In February of 2007, Pure Nickel announced the commencement of the first phase of its 2007 exploration program on the property which began with an extensive block-targeted, high resolution VTEM airborne electromagnetic survey of approximately 2600 line-km. These blocks were selected on the basis of previous drilling by Falconbridge, a lower-resolution airborne survey conducted in 1999 by Falconbridge and a recently acquired soil geochemical survey completed by Pure Nickel in late 2006. In March of 2007, Pure Nickel began the second phase of its current program by contracting Cyr Drilling International to carry out a helicopter-supported, diamond drilling program of 3,000 metres focused on the highly prospective conductors that were revealed by the VTEM and soil geochemistry surveys. This round of drilling was completed in May 2007.

While the drilling was considered a technical success, it was not considered to be a commercial success and the Corporation has returned the property to the control of Falconbridge and has no further interest in it. Accordingly, the amounts previously expended on exploration on this property were written off in the final quarter of the year.

Milford Copper Property, Utah

Stuart Havenstrite, CPG, a qualified person as defined by National Instrument 43-101, reviewed the technical information hereunder for the Milford Copper Property, acquired by Nevada Star in 1998.

The Milford Copper Property consists of 55 patented mining claims, 232 unpatented mining claims, five Utah state leases, and 93 acres of fee land, aggregating approximately 7,000 acres. The Milford Copper Property is owned 100% by the Corporation, subject to a 12% Net Profits Interest on copper production from certain claims (held by a group of private investors which includes a current director of the Corporation) which will not exceed $1.2 million in the aggregate.

The Corporation carried out extensive drilling on the claims in 1998 and commissioned a feasibility study that year. The results of the study were positive for the production of up to 54 million pounds of copper over a 5-year production life. However due to low copper prices at the time, the anticipated plant and production facilities were never constructed and the claims were not put into production.

On November 26, 2003, WUCC exercised its option to acquire 100% of the mining claims located in Beaver County, Utah for royalty payments of up to $10 million. Under the option agreement, WUCC had three years to put the property into production or WUCC could receive a one-year extension by notifying the Corporation before that date that the property was being readied for production by the commencement of actual mine and/or plant development expenditures according to a schedule leading to production within twelve months. WUCC so notified the Corporation that it is on a path to production and has been granted two one year extensions. The Corporation will receive 1% of net proceeds from the first 10 million pounds of copper produced, 1.5% of net proceeds on all copper produced thereafter and 2% of net smelter proceeds on all other minerals produced. Total royalties are capped at $10 million.

WUCC has provided notice to the Corporation that the Milford Copper Property is being readied for production and has undertaken the construction of a concentrator, a working onsite analytical laboratory and office building, and ongoing ore reserve drilling on the Milford Copper Property. In addition, WUCC has provided the Corporation with a preliminary construction schedule that will lead to production. Following the extension granted in November 2007, the CEO, the Special Adviser to the Board and another member of the Board have visited the property, confirmed the progress in construction of the mill and confirmed that the property is now expected to be in production by October 2008.

MAN Alaska Project, Alaska

The Corporation’s Qualified Person on the MAN Alaska Project is Larry Hulbert.

Nevada Star’s principal property, the MAN Alaska Project, is primarily a sulphide nickel-copper-PGE property. The MAN Alaska Project property includes approximately 300 square miles of federal and state claims. Portions of the claims are located in the Fairbanks, Talkeetna and Chitina recording districts. The Corporation acquired certain claims of the MAN Alaska Project pursuant to the acquisition of M.A.N. Resources, Inc. (“MAN”) in the year ended August 31, 2002. Other claims were acquired from FNX Mining Company Ltd. or staked by the Corporation.

In May 2007 a VTEM B-Field airborne geophysical survey was conducted over the Alpha, Beta and East Rainy complexes of Pure Nickel’s MAN Alaska project area. Surveys over the three blocks were conducted along flight lines 100 metres apart for a total of 3,327 line kilometres. The survey has the capability to detect conductors at depths of 400 metres and any significant or material results are expected to be incorporated in the drilling program.

Three dimensional magnetic inversion modelling was completed in May on the Alpha Complex based on a past airborne geophysical survey. Similar 3D magnetic inversion modelling based on the May VTEM survey results was conducted on the Alpha, Beta and East Rainy Complexes. The new VTEM survey data was also examined and modelled by Condor Geophysics for its conductive character and how it varies with depth. This will help refine indicators of size, orientation, dip and depth of conductors revealed by the airborne surveys.

In June 2007, a follow-up soil geochemical survey was conducted on the Alpha complex. This soil survey provided additional detail and definition from over 2282 new sample sites to expand upon the existing soil geochemical results accumulated from a 4000 sample program conducted during the 2002 to 2005 programs and will bring greater precision in targeting the 2008 drill program.

In conjunction with the soil geochemical survey, a bedrock geochemical analytical program was conducted in July 2007. Detailed GPS grids on the Alpha complex were established on which 1266 sites were analyzed utilizing a portable XRF unit. The objective of this survey is to establish width and extent of several large areas known to contain disseminated Ni-Cu-PGE sulphides. The survey established that two anomalous Ni-Cu horizons, each with strike lengths of > 450 metres are present to the west of Fish Lake.

From July 17, 2007 to October 3, 2007, 14 drill holes were collared, of which two were abandoned, on the Alpha Complex. A total of 3359 metres of the proposed 4000 metres program was completed. Most of the drill holes encountered extensive zones of disseminated Ni-Cu-PGE sulphides. The best disseminated intersections appear to be associated with areas defined to have anomalous conductivity as defined by the VTEM survey. QA-QC analytical results are still pending for two holes.

Salt Chuck Property, Alaska

The Corporation’s Qualified Person on the Salt Chuck Property is Gary Vivian, P. Geo., of Aurora Geosciences Ltd. of Yellowknife, NT.

The Salt Chuck property consists of 31 unpatented federal mining claims covering approximately 620 acres of prospective ground near the historic Salt Chuck mine on Prince of Wales Island, Alaska. The area is underlain by a mafic-ultramafic complex which hosts palladium bearing copper sulfide mineralization. Prince of Wales Island can be accessed by ferry service from Ketchikan to Hollis. Direct access to the property is by well maintained U.S. Forest Service roads. The Salt Chuck Property (MAN claims), acquired as part of the acquisition of Nevada Star Resource Corporation, is currently at the exploration stage. During the second quarter, the Corporation staked 115 federal lode mining claims adjacent to its existing 31 MAN claims. The newly staked mining claims combined with the Corporation’s existing claims will cover 2,280 acres of contiguous prospective ground.

A recent airborne geophysical survey released by the State of Alaska indicates that the Salt Chuck property covers prospective ground within the mafic-ultramafic complex. On the property lies the historic Salt Chuck mine. The Salt Chuck mine was active between 1919 and 1941 and had reported production of 300,000 tons of copper sulfide ore grading 0.95% Copper, 2.0 g/t Palladium,

1.1 g/t Gold, and 5.7 g/t Silver. A site visit to the property was made in September 2007, and the logistic for a 2500 metres drill program for 2008 was laid out.

The Corporation has developed an exploration program for its Salt Chuck property. Stage I of the program is projected to be a 2500 metres diamond drill program proximal to the old mine site area and in the North Pole Hill area.

Xstrata Properties Acquisition

During the third quarter, Pure Nickel acquired substantially all of the Canadian nickel exploration properties of Xstrata for $15,250,000 and 4,000,000 common share warrants entitling Xstrata to acquire common shares of the Corporation at a price of $2.00 per share for a period of three years. The Corporation has granted Net Smelter Return royalties (“NSRs”) of 2% to Xstrata on all of the properties acquired and the Corporation has certain buy back rights on a portion of the NSRs. In addition, the Corporation has granted to Xstrata the right to back in to a joint venture with the Corporation for the mining of one deposit of at least 15,000,000 tons, by paying the Corporation twice the amount of its exploration expenditure to that stage.

Xstrata Properties

William Lake, Manitoba

Pure Nickels Inc. William Lake property (WLP) is located in central Manitoba 50 kilometres north of the community of Grande Rapids. Xstrata through its precursor entity, Falconbridge, carried out a successful nickel exploration program during the period of 1989 to 2002 which included airborne and ground geophysical surveys and 260 diamond drill holes. Their biggest success was the discovery of the William Lake trend (WLT) extending 18 kilometres in a northwest –southeast axis located on the southwest and east side of William Lake. Work by Xstrata and the Manitoba geological survey concluded the metasedimentary rocks belong to the Thompson Nickel belt and are part of the same nickel bearing Ospawagan group that hosts all of the Thompson nickel mines.

Xstrata’s exploration outlined 7 prospects (W55, W56N, W21, W56, W22, W42 and Lime) of nickel mineralization within the WLT. The nickel mineralization occurs either within or at the inferred basal contact of ultramafic sills or in silicate/sulphide iron formations next to the ultramafic contacts or on the boudinaged extensions of the sills. Ni mineralization is also commonly found in pegmatite dykes and veins.

The W56 prospect is one of the most mineralized zones in the WLT having a strike length of 2.5 km. A total of 23 drill holes where completed up to 1998. Some of the most significant mineralization discovered is seen in 3 different sections over a strike length of 1.2 kilometres and include the following intervals; DDH #168 on section line 31+00W returned 1.85% over 6.83 m, DDH # 166 on section line 26+00W returned 2.05% Ni over 11.2 metres and DDH #165 on section line 19+00W returned 2.85% over 6.4 m.

Pure Nickel’s current exploration started at the end of October, 2007 and is following up on the above 3 mineralized intersections on prospect W56. In view of the wide spaced drilling (up to 250 metres apart) the main objective of the program is to establish the continuity of the known mineralization to provide the confidence to work towards a mineral estimation for a 43-101 compliant resource on one or more sections. Testing for the continuity of mineralization includes drilling above and below the know zones at 50 to 100 metres step outs. For example a 5 million tonne deposit would be a target approximately 6 metres wide, 250 metres in strike length and 1000 metres down plunge extent.

The program included an ongoing ground PEM and BHEM surveys and 1159 line kilometres of a VTEM airborne survey was flown over the entire WLT properties (completed on December 17th). Preliminary results have identified multiple, weak to highly enhanced conductivity zones, some with previous drilling indicating the presence of ore grade nickel mineralization and others with very little or no drilling. To date, a total of 1876 metres in 5 holes has been completed.

The exploration program is designed to extend the continuity of the known mineralization that has previously been discovered by Xstrata on only one (possibly two) out of seven of the prospects and is ultimately working towards a compliant resource number.

Depending on the results of the current program additional targets would include following up on the new VTEM survey and the remaining 5 to 6 prospects that make up the rest of the WLT as identified by Xstrata. An additional $3 million would be required to continue exploring these remaining prospects. When a zone has been outlined for resource potential additional drilling is required to bring it to a 43-101-compliant inferred resource. The program as outlined by Beaudry in the Technical report suggests approximately 20,000 metres is needed to outline the compliant resource. At current drilling rates this program would cost approximately $7 million.

Reviewing the current exploration status of all the projects in Pure Nickels portfolio the William Lake Project is the most advanced property based on the exploration activity (primarily drilling) and results (potentially economic grade and width). The William Lake project has consistently returned economic grade/width intersections with the previous drilling programs.

On February 21, 2008 the Corporation announced it had entered into an option agreement with Rockcliff Resources Inc. whereby Rockcliff may earn up to a 70% interest in the Tower VMS property. This property is comprised of 35 mining claims located at the north end of the company’s William Lake Property. The agreement requires Rockcliff to drill 2,000 metres in the first year as well as the granting of warrants to Pure Nickel to purchase 1,250,000 shares of Rockcliff at $1.50 per share with a term of 2 years.

Manibridge nickel deposit, Manitoba

The Manibridge nickel deposit is a classic magmatic sulphide deposit hosted in an ultramafic intrusion. It is located 128 kilometres southwest of Thompson and 32 kilometres southwest of the town of Wabowden. The Manibridge property consists of two claims, Ore 5 and Ore 6 that are 100% owned by the Corporation. These claims cover the shaft, ore body and tailings pond.

A production decision was announced in June 1969, on a mineral inventory calculation derived from 26 surface drill holes cutting the mineralized zone. At this stage 51 holes had been drilled on the property for a total of 44,398 ft. Production started in June 1971 and the operation ran into continual problems, never reaching design production levels (250,000 t.p.y. milled and 13,700,000 lbs annual production of nickel). The mine was closed in June 1977, when economic reserves were exhausted. The crown pillar has since collapsed and the mine workings are no longer accessible.

•	Production Period: June 1971 to June 1977

•	Initial Mineral Inventory: 1,409,000 tons (including 15% dilution) at 2.25% Ni, 0.27% Cu to a depth of 1250 feet.

•	Recovered grades (including smelting and refining losses) were 1.65% Ni, 0.125% Cu, 0.02% Co.

•	Smelting: 1971-1975 concentrate was shipped to Sudbury for smelting. 1976-1977 concentrate was smelted in Thompson on a toll basis and matte shipped to Sudbury for further refining.

The ultramafic body, which hosts the nickel sulphides at Manibridge is an elongated zone 3.2 kilometres in length conformable with the enclosing gneissic rocks. It has a maximum width of 150 metres at its southern end and thins gradually to 30 metres in width towards to north. Although the nickel-bearing sulphides occur sporadically throughout the entire length of the body, the ore producing section is restricted to a 180 metre strike length at the southernmost end, coinciding with the area of greatest width. Pegmatites constitute approximately 30% of the volume of the ultramafic zone, with two major varieties recognized. The ultramafic forms the core of a major fold axis related to the earliest deformation of the gneisses. Ten sulphide lenses can be distinguished, all of which conform to a fold pattern. The largest and richest of these, the A zone, is the outermost or lowest of the lenses or bands.

Sulphides are classified as disseminated, net-textured, semi-massive and possibly breccia filling. The main ore minerals are pentlandite and chalcopyrite. Pyrrhotite, pyrite and violarite also occur. Magnetite has been found in fractures and cleavage planes of the sulphides. The sulphides are considered to be magmatic in origin. Mineralization in the serpentinite is subdivided into higher grade ore (more than 3% Ni) and lower grade ore (1 to 3% Ni).

Subsequent to the year-end Pure Nickel entered into a 50-50 joint venture agreement with Crowflight Minerals Inc. to explore for and develop nickel deposits on properties controlled by both parties proximal to the past producing Manibridge Nickel Mine. Under the agreement, each party will contribute properties and mineral rights and make an initial aggregate contribution of $3 million each over a three-year period to fund preliminary exploration activities within the joint venture area and perform further detailed technical studies as necessary to evaluate the potential for development and mining on the properties. Crowflight will be the operator of the joint venture. This transaction will enable Pure Nickel to expand the potential at Manibridge by exploring not only the areas surrounding the mine but the historical mineralization along strike that are evident in exploratory drill holes from the 1960s and 1970s. Properties contributed by Pure Nickel to the joint venture contain the claims and tailings disposal area of the past producing Manibridge Mine and are subject to rights held by Xstrata. Crowflight is in the process of bringing its Bucko Lake project into production and is motivated to find additional mill feed for the recently fully funded mill to be built there. In 2007 Crowflight conducted a VTEM geophysical survey over the Manibridge property, shared mine data with PNI on the deposit and is expected to be conducting a summer drill program in 2008.

HPM and Forgues

On November 6, 2007, the Corporation announced that it entered into an option agreement with Manicouagan Minerals Inc. Pursuant to the agreement, Pure Nickel granted Manicouagan Minerals an option to earn up to a 70% interest in 39 mining claims comprising the Forgues and Haut Plateau East project in Quebec.

Under the agreement, Manicouagan Minerals pays $30,000 to Pure Nickel, and as long as the agreement remains in effect, $25,000 on the first and second anniversary. Manicouagan Minerals granted Pure Nickel 250,000 common share purchase warrants at $0.40 per share. The warrants have a term of two years. Manicouagan Minerals will earn 50% interest in the Forgues and Haut Plateau properties by spending a minimum of $750,000 on the property on or before the second anniversary. Manicouagan Minerals can earn an additional 20% if, within two years plus 60 days, it elects to carry Pure Nickel during a further year by spending an additional $1,500,000. Since a significant shareholder and officer of Manicouagan Minerals is a director of the Corporation, this is reported as a Transaction with Related Parties (see page 18).

The Manicouagan Metamorphic Complex (HPM) is located North of Sept-Iles in the Grenville geological province. The 100 by 50 kilometres metamorphic complex contains several gabbroic plugs, ultramafic dykes and anorthosite intrusions intruding a granulitic assemblage. The gabbroic intrusions have variable dimensions but five of them are larger than 20 square kilometres. They are dominated by gabbro norites with pyroxene and olivine rich cumulate horizons.

Nuvilik Property, Ungava, Quebec

The Nuvilik Property is located in the central part of the Cape Smith Belt approximately 90 kilometres south of the coastal Iinuit community of Salluit, and 80 kilometres west-south-west of the Raglan Mine complex. The Cape Smith Belt in northern Québec is host to the Raglan Mine which has mineral reserves of 15.7Mt grading 2.8% Ni and 0.7% Cu (Fl annual Report 2004). This mineralization occurs within the Raglan Horizon that occurs at the base of the Chukotat Group (dark green). The mineralization is located at, or near the base of embayment features in ultramafic subvolcanic to volcanic complexes. The footwall is either gabbro or sediments. A permit covering 75 square kilometres was originally taken in 1995 over the main showings. In December 2002 and July 2003 additional claims were taken and the property now comprises 245 claims covering 158 square kilometres separated into two distinct blocks; all of the claims are 100% owned. The claims were assembled to cover the prospective horizon at the contact between the Chukotat and Povungnituk Groups (fault repeated) and unexplained magnetic features that could correspond to ultramafic rocks associated with the South Raglan Trend.

The presence of significant Ni-Cu-(PGE) sulfide occurrences including the historical Ekwan showing (1.8% Ni and 0.8% Cu over 6.5 metres, 1957) illustrates the potential of the Nuvilik property to host Ni-Cu-PGE deposits. Historical drilling in the viscinity of the main showings includes 15 packsack drill holes totalling 148m in 1957 by Ekwan River Mines Ltd. and 6 drillholes totalling 1,037.4m by Falconbirdge Ltd. in 1996 and 1997. More recent work has shown that high tenor sulphides are present within ultramafic rocks in the eastern part of the property as well (0.5% Ni, 0.8g/t PGE with only 0.6% S). In the southern part of the Nuvilik main block, a Zn-Pb-Ag showing is associated with a sequences of felsic pyroclastic and dolomitic rocks. Samples with greater than 2% Zn have been identified along a horizon that extends for at least 2km. Exposure in this area is relatively poor and there is no record of drilling on the showing.

An AeroTEM airborne EM and Magnetic survey was flown in 2004 that identified several unexplained conductive anomalies. Some of these conductors are concordant with, or occur in the vicinity of previously mapped ultramafic units and historical Ni-Cu-PGE occurrences (Ekwan Showing). The AeroTEM total field magnetic data highlighted numerous magnetic features, some that are potentially related to previously unrecognized ultramafic units. Additionally there are several discrete conductive anomalies that correspond with the Getty horizon .

POV Property, Ungava, Quebec

The POV Park property is located 100 kilometres northeast of the coastal Inuit community of Akulivik, 160 kilometres west-southwest of the Raglan Mine Complex. The Cape Smith Belt in northern Québec is host to the Raglan Mine which has mineral reserves of 15.7Mt grading 2.8% Ni and 0.7% Cu. This mineralization occurs within the Raglan Horizon that occurs at the base of the Chukotat Group (dark green). The mineralization is located at, or near the base of embayment features in ultramafic subvolcanic to volcanic complexes. The footwall is either gabbro or sediments.

The property consists of 4 blocks comprising a total of 148 map staked claims covering an area of 58.9km2 acquired in 2003 by Falconbridge. The claims were staked to cover the prospective horizon at the contact between the Chukotat and Povungnituk Groups. These claims are located within a Provincial Reserve close to the Mont Puvirnituq Park project. The limited amount of field work that has been conducted on this property has already uncovered some high tenor magmatic sulphides at the base of an ultramafic complex (0.52% Ni, 0.24% Cu, 2.3g/t PGE and 1.74% S; and 0.60% Ni, 0.43% Cu, 0.9 g/t PGE and 2.51% S). This ultramafic body is positioned within the Raglan Horizon and appears to have a conductive response associated with it.

An AeroTEM airborne EM and Magnetic survey was flown in 2004 that identified several unexplained conductive anomalies (Figures 1 and 2). Some of these conductors are concordant with, or occur in the vicinity of previously mapped ultramafic units. The AeroTEM total field magnetic data highlighted numerous magnetic features, some that are potentially related to previously unrecognized ultramafic units.

SR1 Property, Ungava, Quebec

The SR1 property is up to 45 kilometres long by 14 kilometres wide, covering a surface of 357 square kilometres, comprising 864 claims. Exploration in the southern portion of the Ungava foldbelt (i.e., South Raglan) in Northern Québec was sparked anew in 2003, by the recent Ni-Cu-(PGE) sulfide discoveries announced by Canadian Royalties Inc. (Mesamax, Tootoo, and TK). At that time there was a staking rush and Falconbridge Ltd. took out several claim blocks (SR1, SR2, SR3, SR4, and SR5) in the South Belt then and initiated a regional exploration project to investigate the potential of the ultramafic rocks. The SR1 property is located in the south-eastern part of the Ungava Foldbelt. The property is underlain by rocks of the Beauparlant and Lamarche sub-Groups and metasediments are the most common rock type. The contact with the Archean in the SR1 block is a disconformity in which there is an observed pebble conglomerate directly overlying the Archean gneisses. This unit is overlain by ironstones, oxide iron formation and magnetite bearing quartzites. The metamorphic grade is generally higher in the southern parts of the belt and the rocks are commonly sheared and foliated. Metamorphic grade is at lower amphibolite facies.

Thick units of Povungnituk basalts, mostly massive flows commonly occur within the sedimentary sequence. Most of them have been previously mapped as gabbro. Mafic and ultramafic sills are rare and in the middle and eastern part of the SR1 block, the ultramafics consists of thin deformed talc carbonate altered sills with a weak magnetic feature. In the western part of SR1 the ultramafic sills are not so altered although they have been deformed.

In the north-west portion of the SR1 block, several ultramafic intrusions contain disseminated to semi-massive sulphides (Spirit and Spirit South). These areas were the subject of a more detailed grid mapping following ground Mag and HLEM surveys. On the Spirit grid several ultramafic intrusions were identified but they are highly altered and almost certainly deformed. Alteration of the ultramafics consists of talc and iron carbonates thus reducing the magnetic properties of the rocks. The pyroxenite margins are transformed into tremolitites and contain disseminated to semi-massive pyrrhotite with minor chalcopyrite. The ultramafic rocks are intrusive into metasedimentary rocks consisting of pelites and graphitic argillites. Partially digested xenoliths of basalt are commonly found near the contacts of the ultramafic intrusions. Graphitic and sulphidic rocks have been identified in between the hills (peridotite) and explain some of the conductors. Most of the significant Ni and PGE value were collected proximal to this contact. The altered pyroxenite returned anomalous values for Ni, Cu and PG with best values obtained of 0.29% Ni, 0.32% Cu, 0.01ppm Au, 0.06ppm Pt and 0.22ppm Pd for 4.96% S.

On the Spirit South Grida thin flat lying ultramafic sill formed of a core of peridotite and a pyroxenite margin was mapped. The underlying rocks consist of dolomite and dolomitic sandstones and the overlying rocks consist of massive basalt. Magmatic sulphides were identified in the peridotite as disseminations. The best value obtained from this area was 0.24% Ni, 0.16% Cu, 0.05 Pt and 0.16 ppm Pd for 5.27% S.

This area was covered with a Mag and HLEM survey totalling 5.94 line-km. Several EM anomalies and conductive zoned were outlined. A Crone TDEM survey was also conducted to investigate potentially deep-seated conductors that could have been missed or misidentified. Only weak conductors were detected, but they may also represent deep seated features.

In 2003, 2,778 line kilometres of AeroTEM survey was flown, followed with ground checking of the EM conductors. In 2004, soil geochemical sampling was performed mostly in lowlands where conductors appear to be buried underneath glacial sediments. Samples were collected in order to form lines that cut through the targeted conductors axis. A total of 397 samples were collected. In 2005 ground surveys were conducted (HLEM, Mag and CRONE TEM) over an area located NNW of the claim blocks where a favourable setting was identified in prior years. Detailed geological mapping was also conducted.

East Hudson joint venture

The East Hudson property consists of two claim blocks; 77 claims in the Tan block and 36 claims in the Nickel Dance block. The properties are part of a 50 - 50 Joint Venture agreement between SOQUEM and Falconbridge since 2000. Since the Xstrata property acquisition, the joint venture agreement is now with Pure Nickel. Both the Tan and the Nickel Dance claim blocks are located within the Tikkerutuk domain of Archean age. The geology consists of granodiorite, biotite-hornblende granites with enclaves of gneiss and eruptive breccias of varied fragments (mafic, ultramafic, paragneiss, iron formation). The Tikkerutuk domain is now believed to be an extension of the Bienville Subprovince.

Harp Lake, Labrador, Newfoundland

The Harp Lake Property consists of a claim block staked over anomalous nickel and copper gossans in the Harp Lake Anorthositic Complex. The Harp Lake Complex underlies about 10,000 square kilometres in central Labrador and straddles the boundary between the Nain and Churchill Provinces. It consists of a major anorthosite massif and smaller amounts of gabbroic rocks and ferrodiorite together with several associated plutons of adamellite and granite. The complex was intruded about 1450 ± 25 m.y. ago and is part of a group of large Elsonian plutonic complexes comprising the Nain Plutonic Suite and the Michikamau Complex. Elsonian magmatic activity in Labrador took place in a continental crustal environment under anorogenic conditions.

Rainbow, Nunuvut

The Rainbow project consists of a series of 36 contiguous mining claims totalling 32,498 hectares. This property occurs within the southwest portion of the Archean Rankin-Ennadai Greenstone Belt in the Kivalliq District of Nunavut, and consists of basalt-andesite volcanics, clastic metasediments, iron formations, and ultramafic flows. An indeterminant series of komatiitic and basaltic flows outcrop to various extents the entire 30 kilometres length of the property. Nickeliferous sulphide occurs as fine disseminations and massive sulphide boulders associated with komatiitic peridotites in an area referred to as the Main Zone Showing. This area of nickel mineralization was historically discovered by Inco Limited in 1952. Subsequent work by Noranda in 1977 confirmed the presence of the Main Zone Showing. In addition to the Main Zone Showing Area, a Noranda report of 1977 lists analytical results from two glacially transported massive sulphide boulders collected 1 and 2km south-east of the Main Zone, with historic assay data listed as 4.6% and 7.4% Ni respectively.

Exploration Syndicate

On September 18, 2007 Exploration Syndicate granted the Corporation an option to earn up to a 100% interest in 6 mining licenses and 5 claims comprising the Thompson Project (William Lake Extension) in Manitoba (the “Mineral Rights”). The Thompson Project covers 160,000 hectares of prospective property, north, east and west of the existing, 100% Corporation owned, William Lake claim block, and more than quadruples Pure Nickel’s exploration potential in the prolific Thompson Nickel Belt. The licenses effectively cover all of the land between Pure Nickel’s William Lake property and the Corporation’s Manibridge Property, a former operating mine.

An airborne geophysics survey of approximately 9,000 line kilometres of VTEM and deep imaging was completed in late 2006 on the majority of the Mineral Rights. Interpretation of that data is largely complete and Pure Nickel has identified nine drill ready locations. The Corporation intends to explore high priority targets in 2008.

The Corporation issued to Exploration Syndicate 500,000 non-transferable common share warrants exercisable at a price of $2.00 each. The warrants vest when the Corporation earns a 50% interest in the Mineral Rights. To achieve that it must incur $3,000,000 of expenditures during the first two years of the Option Agreement, of which at least $2,000,000 must be incurred in the first year. If the Corporation incurs those expenditures, it will earn a 50% interest in the Mineral Rights and has one year to exercise its right to earn an additional 15% interest in the Mineral Rights by (i) incurring an aggregate of $2,000,000 of additional expenditures on the Mineral Rights within two years; and (ii) issue to Exploration Syndicate 500,000 shares. If the Corporation exercises the Additional 15% Option, it has 180 days to exercise its right to earn an additional 10% interest in the Mineral Rights, by completing and delivering a feasibility study to Exploration Syndicate within 2 years from the date the Corporation notifies Exploration Syndicate of its intention to complete the study. In that case, it will have the right to purchase the remaining 25% interest in the Mineral Rights held by Exploration Syndicate for 110% of its fair market value.

Should the Corporation decide not to continue to earn-in on the Mineral Rights at any time after it has earned a 50% interest in the Mineral Rights, the Corporation and Exploration Syndicate will then enter into an industry standard joint venture agreement.

Exploration Plans for all Properties

Pure Nickel is formulating its plans for its 2008 exploration programs (indicated in the above noted descriptions) which are expected to total approximately $8,000,000, all of which has already been funded. The Corporation will be focusing on its high priority properties and will continue to explore for joint venture, earn-in or other arrangements by which to advance the exploration of many of the Corporation’s properties without the cost of all of the work being borne by the Corporation.

Selected Financial Information

	Year ended November 30, 2007 $	Period from May 18, 2006 to November 30, 2006 $
Revenues	Nil	Nil
Expenses	4,946,798	103,441
Net income (loss)	(7,725,575)	(138,523)
Net income (loss) per share*	(0.18)	(0.02)

Results of Operations

On March 30, 2007, the Corporation completed the acquisition of all of the shares of old PNi, a private company incorporated May 18, 2006. As the transaction was deemed to be an RTO, old PNi, the new subsidiary of Nevada Star, was deemed to be the acquirer and its financial statements are the basis of the continuing financial statements of Nevada Star, which simultaneously changed its name to Pure Nickel Inc. As a result, the comparative financial information is that of old PNi. At the same time as the RTO, the Corporation consolidated its common shares on a one-for-five basis.

Pure Nickel reported a net loss of $7,725,575 or $0.18 per share for the year ended November 30, 2007, compared to a net loss of $138,523 or $0.02 per share for the period from incorporation on May 18, 2006 to November 30, 2006 for old PNi. (Note that the comparative results are not particularly meaningful since the nature of the company changed as a result of a reverse takeover transaction discussed in the previous paragraph.) Of the loss, $331,560 is from loss on foreign exchange for which the comparative figure is nil. The Corporation’s policy has been to maintain U.S. cash balances for the payment of expenses incurred in U.S. dollars (the conduct of the exploration programs on the MAN and Salt Chuck properties) so the loss results from the appreciation of the Canadian dollar during the year.

General and administrative expenses for the year ended November 30, 2007 were $4,946,798 compared to $103,441 in the previous period. The expenses are primarily attributable to compensation costs including those attributed from option grants to officers, directors and consultants of the Corporation pursuant to its stock option plan. Option grants were non-cash costs aggregating $2,311,488. Professional fees increased to $698,973 from $31,536 in the comparative period owing to the significant increase in activity of the Corporation and numerous transactions requiring outside legal assistance. Transfer agent and regulatory fees increased to $159,626 from nil in the comparative period because the comparative figures are for a non-public company with no such costs. Similarly, investor relations expense increased from $6,529 to $215,188. Travel and entertainment increased from $3,523 to $287,554 owing to the geographic dispersion of properties being explored by the Corporation.

Interest income increased to $378,816 for the year ended November 30, 2007 compared to nil for the comparative period due to interest earned on funds raised through financings.

Cash used by operating activities was $2,786,072, compared to $296,633 in the prior year. The cash flow use from loss for the year was reduced by the write-down for impairment of mineral properties of $2,659,219 and stock-based compensation expense of $2,311,488, since these are both non-cash expenses. Investing activities consumed cash of $22,972,609, the bulk of which was due to capitalization of expenditures on mineral properties. Financing activities provided cash of $38,200,924 as against $3,001,845 for the comparative period. The most significant elements of this are $9,000,000 financing completed March 30, 2007 at a price of $0.90 per unit, and the $27,500,000 financing completed July 10, 2007, both discussed below under Liquidity and Capital Resources.

Summary of Quarterly Results

The following tables present selected unaudited financial information for the past seven quarters, which represent the period since the incorporation of the Corporation.

	Period from May 18, 2006 to November 30, 2006
	Quarter ended Nov. 30, 2006 $	Quarter ended Aug. 31, 2006 $	May 18, 2006 to May 31, 2006 $
Revenues	Nil	Nil	Nil
Expenses	43,068	60,373	Nil
Net income (loss)	(83,822)	(54,701)	Nil
Net income (loss) per share*	(.01)	(.01)	Nil

	Year ended November 30, 2007
	Q4 ended Nov. 30, 2007 $	Q3 ended Aug. 31, 2007 $	Q2 ended May 31, 2007 $	Q1 ended Feb. 28, 2007 $
Revenues	Nil	Nil	Nil	Nil
Expenses	1,061,731	979,214	2,755,543	150,310
Net income (loss)	(3,514,569)	(957,058)	(3,105,926)	(148,022)
Net income (loss) per share*	(0.052)	(0.017)	(0.088)	(0.036)

.*	Note: Fully diluted loss per share has not been presented as it is anti-dilutive.

Economic Factors

The financial performance of the Corporation will be directly affected by the exploration activities to be conducted on its projects, the results of those activities, and the possible development of the properties for commercial production of nickel and/or other valuable minerals. Should the results of such exploration activities warrant bringing any of the projects into commercial production, substantial additional funds would be required. Until such time as commercial production is achieved (and there can be no assurance it will be), the Corporation will continue to incur administrative costs and exploration expenditures that are either deferred or expensed, depending upon the nature of those expenditures, resulting in continuing operating losses and significant cash requirements. In the future, should the development of the Corporation’s mineral projects occur, its financial performance will become more closely linked to the prices obtained for the nickel and/or other metals produced. Management is of the view that the previous historically high price of nickel may not be regained, however the long-term forecast price is sufficiently attractive to justify the Corporation’s focus on nickel projects. Demand for nickel and base metals is expected to remain strong for the foreseeable future, primarily due to demand from China, India and other developing areas. While this will encourage increased exploration and production, the overall growth in supply is not expected to keep pace with demand growth in the near future.

The Corporation reports its financial results in Canadian dollars whereas its revenues, if any, will be primarily, if not completely, earned in U.S. dollars, and its costs are primarily in Canadian dollars. The Canadian dollar has shown a significant appreciation against the U.S. dollar. The main effect of the erosion in value of the U.S. dollar as against the Canadian dollar and other international currencies is to reduce the price of metals expressed in Canadian dollars relative to their expression in U.S. dollars. The Corporation takes this and anticipated trends in metal prices and foreign exchange rates into consideration when evaluating its business, prospects and projects and expenditures thereon.

Liquidity and Capital Resources

On March 15, 2007, the Corporation completed a brokered private placement of 10,000,000 subscription receipts for $0.90 each, for gross proceeds of $9,000,000. Upon completion of the amalgamation with Pure Nickel Inc., the subscription receipts were automatically converted into units comprised of one post-consolidation common share of the Corporation and one-half of one post-consolidation warrant. Each whole warrant is exercisable into a common share at price of $1.20 for a term of 18 months. The Agent received a cash commission of 7% of the gross proceeds and agent’s compensation and advisory warrants equal to 5% of the gross number of securities sold in the offering. Each agent’s warrant and advisory warrant is exercisable into one post-consolidation common share at a price of $0.90 each for a period of 18 months.

During the third quarter, 2007, the Corporation completed a financing of $27,500,000 by the sale of 22,000,000 units for $1.25 each consisting of one common share and one half warrant, each whole warrant being exercisable for a period of 18 months into a common share of the Corporation for $1.75 per share.

Currently, none of the Corporation’s property interests generates revenue. The Corporation’s capital needs have historically been met by the issuance of securities (either through private placements, the exercise of stock options, shares for services, property or other assets). Fluctuations in the Corporation’s share price may affect its ability to obtain future financing, and future financing will represent dilution to existing shareholders. In addition, such price fluctuations will influence the propensity of holders of the Corporation’s warrants to exercise them into shares of the Corporation. By September 30, 2008, holders of the 5,500,000 warrants issued in the March 30, 2006 private placement will have to decide whether to exercise their warrants. Such an exercise could add $6,600,000 to the Corporation’s cash resources and will not occur if the share price remains below the exercise price of the warrants.

The Corporation had cash and equivalents plus short-term investments of $12,960,396 at November 30, 2007 compared to $1,514,560 at November 30, 2006. Current liabilities at November 30, 2007 consisted of accounts payable and accrued liabilities payable totalling $477,076 compared to $179,000 at November 30, 2006 which included a note payable that has subsequently been paid in full. Net working capital at November 30, 2007 was $13,182,405.

During the third quarter, the Corporation recognized the disruptions being experienced in the markets for short term money market instruments and the risks associated with certain categories of such instruments, As a result, the Corporation sold its portfolio of bonds at par and reinvested its short term cash into bankers’ acceptances carrying the credit guarantee of a major Canadian chartered bank. The policy of the Corporation is to invest its surplus cash only into instruments of the federal or a provincial government or a Schedule I Canadian chartered bank, or equivalent counterparties in the United States.

The exploration and development of the Corporation’s mineral projects will require substantial additional capital. Failure to obtain sufficient capital would result in the delay or indefinite postponement of exploration, development or production on any or all projects, and may cause loss of participating project interests. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be favourable to the Corporation. At the time of writing, the Corporation has sufficient resources to complete all of its commitments pursuant to property agreements and all of its anticipated exploration programs for fiscal 2008.

Management believes that the working capital on hand at November 30, 2007 will be sufficient to cover general and administrative expenses and property holding and exploration costs for the current fiscal year. The Corporation additionally will watch for attractive opportunities to raise additional capital by way of private placement both in flow through financings and hard dollar financings.

Off-Balance-Sheet Arrangements

The Corporation has not entered into any off-balance-sheet financing arrangements.

Transactions with Related Parties

During the year ended November 30, 2007, the Corporation paid fees of $148,666 (2006: $20,000) to a company controlled by a senior officer of the Corporation for the provision of that officer’s services.

Also during the year, the Corporation entered into the Manicouagan Minerals joint venture described above. Manicouagan Minerals is a company of which a member of the Board of Directors of Pure Nickel is Founder and a significant shareholder and Officer. The values inherent and all of the terms were negotiated between the parties as between arms length parties and the resulting transaction is believed to be at fair market value.

Proposed Transactions

The board of directors is not aware of any proposed transactions involving a proposed asset or business or business acquisition or disposition which may have a material effect on the Corporation’s financial condition, results of operations and cash flows. At any time, however, the Corporation may have under consideration potential transactions in such categories as part of its continuous review of its business activities and opportunities. This is now perhaps much more significantly so in view of the extensive exploration project portfolio under the control of the company as a result of the RTO and more so as a result of the Xstrata Properties Acquisition. Joint venture and earn in opportunities will frequently be presented to the Corporation and will be disclosed in timely fashion to the extent they are consummated and are material.

Critical Accounting Estimates

The most significant accounting estimates for the Corporation relate to the carrying values of its mineral property assets. Mineral properties consist of exploration and mining claims and leases. Acquisition and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. The estimated values of all properties are assessed by management on a continual basis and if the carrying values exceed estimated recoverable values, then these costs are written down to the estimated recoverable values. If properties are put into production, the costs of acquisition and exploration are written off over the life of the property, based on the estimated economic reserves. Proceeds received from the sale of any interest in a property are first credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations as has been the case this year with the Fox River property pursuant to its return to Xstrata. Otherwise, all of the Corporation’s properties have been acquired so recently and/or have been the subject of recent exploration programs which are still being evaluated that no impairment charges are appropriate at this time.

Another significant accounting estimate relates to accounting for stock-based compensation. The Corporation uses the Black-Scholes option pricing model. Option pricing models require the use of subjective assumptions including the expected price volatility of the Corporation’s shares. Changes in the input assumptions can significantly affect the fair value calculation, and therefore the value of the options may be changed significantly if alternate assumptions are used.

Financial Instruments and Other Instruments

The carrying value of cash, receivables, deposits and accounts payable approximate their fair value because of the short maturity of these financial instruments. The Corporation is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities. The Corporation incurs a portion of exploration costs and expenses in U.S. dollars and translates all U.S. dollar transactions into Canadian currency using rates prevailing at the time of the exchange which may vary from time to time. The Corporation expects that the use of its U.S. dollars for exploration programs on its U.S. properties will deplete its U.S. dollar bank accounts and that continued U.S. exploration programs may have to be financed by conversion of Canadian dollars. Consequently, the Corporation is exposed to risk from exchange rate fluctuations.

Dividend Policy

The Corporation has neither declared nor paid any dividends on its common shares. The Corporation intends to retain its earnings, if any, to finance growth and expand its operations and does not anticipate paying any dividends on its Common Shares in the foreseeable future. The payment of dividends in the future will depend on the earnings and financial condition of the Corporation and such other factors as the board of directors of the Corporation may consider appropriate.

Changes in Accounting Policies

The Corporation’s change to reporting in Canadian dollars (and with respect to old PNi, the change from U.S. to Canadian GAAP) has been referred to above. The principal effect of these changes is to recognize as a capitalized amount going forward the amount of exploration expense incurred by old PNi that had been written off under U.S. GAAP. Ongoing exploration costs similarly will be capitalized subject to the considerations outlined above regarding impairment of value.

Stock Option Plan

During the second quarter, the Corporation granted 2,950,000 stock options to directors, officers and service providers at prices of $0.90 to $1.55 per share for three-year periods and in the third quarter a further 100,000 at $1.45. It also amended its stock option plan by increasing the number of shares reserved for issuance from 1,400,000 to 4,300,000 shares. The amendment has received regulatory and shareholder approval. In the fourth quarter, a further 600,000 incentive share options were granted to senior officers and/or directors of the Corporation consistent with the terms of the Corporation’s Option Plan.

Disclosure of Outstanding Share Data at February 25, 2008

Issued common shares	67,765,559
Stock options	3,750,000
Share purchase warrants	20,000,004
Agent’s compensation and advisory warrants	1,129,370

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

As of the end of the period covered by this report, the Corporation’s management evaluated the effectiveness of the design and operation of its disclosure controls and procedures under the supervision of, and with the participation of the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that the Corporation’s disclosure controls and procedures, as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers Annual and Interim Filings are effective to ensure that material information relating to Pure Nickel is made known to management on a timely basis and is included in this report.

Internal Control over Financial Reporting

The Canadian Securities Administrators’ (CSA) Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, requires management to include a certificate about the design of internal control over financial reporting and related MD&A disclosures.

The internal control over financial reporting certification disclosures did not indicate any deficiencies.

Forward-Looking Statements

This Management’s Discussion and Analysis includes forward-looking statements concerning the future performance of the Corporation, its operations, and its financial performance and financial condition. These forward-looking statements may include, among others, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. When used herein, the words “believe”, “anticipate”, “may”, “should”, “intend”, “estimate”, “expect”, “project”, and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on current expectations. The Corporation cautions that all forward-looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates, or expectations reflected or contained in the forward-looking information, and that actual future performance will be affected by a number of factors including economic conditions, technological change, regulatory change, and competitive factors, many of which are beyond the Corporation’s control.

Future events and results may vary significantly from what the Corporation currently foresees. We are under no obligation (and we expressly disclaim any such obligation) to update or alter the forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information

Additional information about Pure Nickel is available on its website at www.purenickel.com or on the SEDAR website at www.sedar.com.